Exhibit 99.1

FOR MORE INFORMATION, PLEASE VISIT www.cementospacasmayo.com/ or contact: Claudia Bustamante, IRO Tel: +(51) 958699760 E‐mail: cbustamante@cpsaa.com.pe

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR THIRD QUARTER 2026

Lima, Peru, October 26, 2026 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”), a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the third quarter (“3Q26”) and the first nine months of the year (“9M26”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in Soles (S/).

3Q26 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 3Q25, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased by 14.2%, mainly due to an increase in bulk for minor infrastructure works, as well as bagged cement demand.

●	Revenues increased by 16.3%, in line with the increased sales volumes mentioned above, as well as an increase in the average price of cement.

●	Consolidated EBITDA increased 45.1%, reaching S/233.1 million, mainly due to the revenue growth mentioned above, as well as cost efficiencies as a result of lower energy costs and the completion of the Piura airport project.

●	Consolidated EBITDA margin was 34.9%, a 7.0 percentage point increase.

●	Net income was S/ 121.4 million, a 69.8% increase, mainly driven by higher operating profit.

●	MERCO - for eleven consecutive years we continue to lead the cement sector and for the fourth year, we are part of the Top 10 list of Merco’s business and leadership ranking.

9M26 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 9M25, unless otherwise stated)

●	Sales volume increased by 13.8%, mainly due to increased demand for bulk and bagged cement, as mentioned above.

●	Revenues increased by 14.4%, in line with the increased sales volume and higher average prices.

●	Consolidated EBITDA increased by 37.7%, reaching S/585.8 million, mainly due to increased revenues, as well as higher operating profit as energy costs decreased and profitability in the concrete sector increased.

●	Consolidated EBITDA margin was 32.9%, a 5.6 percentage point increase.

●	Net income increased by 63.1%, reaching S/ 280.6 million mainly due to higher operating profit.

We invite you to review our historical results by clicking on the underlined titles:

	Financial and Operating Results
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Cement, concrete and precast shipments (MT)	929.8	814.5	14.2%	2,522.2	2,216.4	13.8%
In millions of S/
Sales of goods	667.4	574.1	16.3%	1,781.9	1,557.3	14.4%
Gross profit	299.4	223.9	33.7%	754.9	586.9	28.6%
Operating profit	194.2	121.3	60.1%	470.3	307.6	52.9%
Net income	121.4	71.5	69.8%	280.6	172.0	63.1%
Consolidated EBITDA	233.1	160.6	45.1%	585.8	425.5	37.7%
Gross Margin	44.9%	39.0%	5.9 pp.	42.4%	37.7%	4.7 pp.
Operating Margin	29.1%	21.1%	8.0 pp.	26.4%	19.8%	6.6 pp.
Net income Margin	18.2%	12.5%	5.7 pp.	15.7%	11.0%	4.7 pp.
Consolidated EBITDA Margin	34.9%	28.0%	7.0 pp.	32.9%	27.3%	5.6 pp.

2

MANAGEMENT COMMENTS

During the third quarter of 2026, our operational performance remained exceptionally solid, driven by a 14.2% increase in the sales volume of cement, concrete, and precast. This robust demand directly contributed to a 16.3% rise in revenues, which reached S/ 667.4 million. We successfully leveraged this growth alongside higher selling prices to achieve a consolidated EBITDA of S/ 233.1 million, an outstanding 45.1% increase. Consequently, our consolidated EBITDA margin expanded by 7.0 percentage points to reach an impressive 34.9%. Complementing this strong performance, our net income rose by 69.8% to S/ 121.4 million, primarily driven by higher gross profit and lower administrative expenses. In the concrete, pavement, and mortar segment, although revenue was impacted by the completion of shipments for the Yanacocha and Motupe projects, gross profit demonstrated a strong recovery due to a commercial strategy focused on value creation and profitability. Meanwhile, growth in precast products was mainly supported by increased demand for pavers in public and private projects, particularly across Piura, Trujillo, and Chiclayo.

Furthermore, we continue to drive the industrialization of the construction sector by expanding our portfolio of advanced construction solutions, designed to address complex infrastructure challenges efficiently and sustainably. A key highlight is our Pipe Jacking system using concrete pipes, which allows for the execution of underground works while significantly minimizing surface excavations and logistical interferences. This method offers high precision, speed, and structural capacity, reducing the impact on urban traffic and the surrounding environment. In parallel, our hydraulic and soil containment solutions have proven highly effective for projects in contact with water and critical soils. Our concrete sheet piles—prefabricated structural elements produced under strict ISO 9001 quality controls—provide essential functions such as erosion control, scour protection, soil containment, and slope stabilization. These elements guarantee faster on-site execution, high precision, full control of the construction process, and superior durability in aggressive environments. The success of this solution is validated by the Piura River defense project, where we have secured the specification of an additional 4.4 kilometers of concrete sheet piles. By accompanying our clients from engineering specification through to manufacturing and assembly, we reaffirm our commitment to delivering durable, efficient, and reliable infrastructure solutions.

Beyond our financial results, we continue to build trust, drive sustainability, and generate a positive impact in the country. We are immensely proud to announce that we reached the 9th position nationwide in the Merco ranking. This achievement consolidates our presence in the Top 10 in Peru for the fourth consecutive year and reaffirms our position as leaders in our sector for 11 uninterrupted years. Maintaining this leadership over time is the direct result of the hard work, effort, and resilience of the entire Cementos Pacasmayo team, reflecting a culture that bets on good people and outstanding professionals.

We also recognize that the great infrastructure projects in northern Peru are built not only with cement, but with the talent and dedication of our foremen (maestros de obra). To support them, we created “Construye Experto,” a digital ecosystem designed to boost their development and strengthen our loyalty and growth strategy. The impact of this evolving value proposition speaks for itself: we now have more than 5,000 foremen with access to benefits and learning opportunities, alongside a 157% monthly growth in the accumulation of “Construye Puntos” (builder points). When our foremen grow, what we build together grows as well.

Our commitment to the development and well-being of the communities where we operate was celebrated this quarter through significant recognitions for our “Juntos contra la Anemia” (Together against Anemia) and “Sueños en Concreto” (Dreams in Concrete) initiatives. These recognitions represent concrete stories and results: 310 children and 58 pregnant women recovered from anemia, and over 1,000 homes were improved, benefiting more than 4,000 Peruvians. Furthermore, “Juntos contra la Anemia” won the first edition of the Socios En Salud 2026 Awards. Developed in the district of Elías Soplín Vargas, this collaborative effort between the company, authorities, health professionals, and families successfully reduced the prevalence of childhood anemia in the district from 17% to 9%, bringing equitable and timely health services to early childhood.

We conclude this quarter with confidence in our strategic momentum and operational strength. Beyond the financial results, our progress reflects a meaningful contribution to Peru’s economic and social development—creating tangible opportunities, improving living standards in our communities, and generating sustainable value for all our stakeholders.

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PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, Holcim Perú, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.(1)

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.9% of the country’s population and 20.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.7 million households throughout the country as per the Ministry of Housing, Construction and Sanitation (80% qualitative and 20% quantitative deficit).

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

(1)	On March 30, 2026, Holcim Ltd (“Holcim”) completed the acquisition of 99.99% of the capital stock of Inversiones Aspi S.A. (“ASPI”). Prior to this transaction, Eduardo Hochschild owned this 99.99% of ASPI. As a result of this transaction, through ASPI, Holcim now directly and indirectly, owns and controls 50.01% of Cementos Pacasmayo S.A.A. (the “Company”), which resulted in a change of control.

4

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Pacasmayo Plant	479.8	484.0	-0.9%	1,410.8	1,325.7	6.4%
Rioja Plant	97.0	92.3	5.1%	266.2	245.8	8.3%
Piura Plant	353.7	237.3	49.1%	841.8	646.0	30.3%
Total	930.5	813.6	14.4%	2,518.8	2,217.5	13.6%

Cement production volume at the Pacasmayo plant decreased 0.9% in 3Q26 compared to the same period of 2025, primarily reflecting a strategic redistribution of production to serve the market from the Piura plant instead of Pacasmayo. For 9M26, however, cement production increased 6.4% year-over-year, in line with higher overall demand during the nine-month period.

In 3Q26, cement production volume at the Rioja plant increased 5.1% and 8.3% in 9M26, compared to 3Q25 and 9M25 respectively, mainly due to increased demand.

Cement production volume at the Piura Plant increased 49.1% in 3Q26 and 30.3% in 9M26 compared to 3Q25 and 9M25 respectively. This significant growth was driven by market demand, as well as the reallocation of production from the Pacasmayo plant.

Total cement production volume increased 14.4% in 3Q26 and 13.6% in 9M26 compared to 3Q25 and 9M25 respectively, in line with increased cement demand.

Clinker Production Volume

(thousands of metric tons)

	Production
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Pacasmayo Plant	373.4	354.5	5.3%	910.5	861.2	5.7%
Rioja Plant	66.4	65.4	1.5%	194.5	179.7	8.2%
Piura Plant	261.6	184.0	42.2%	511.1	615.7	-17.0%
Total	701.4	603.9	16.1%	1,616.1	1,656.6	-2.4%

Clinker production volume at the Pacasmayo plant increased by 5.3% in 3Q26 and 5.7% in 9M26 compared to the same periods in 2025, primarily to meet higher cement demand in its area of influence.

Clinker production volume at the Rioja Plant increased 1.5% in 3Q26 and 8.2% in 9M26 compared to the corresponding periods of 2025, mainly due to the increased cement demand.

Clinker production volume at the Piura plant increased 42.2% in 3Q26 and decreased 17.0% in 9M26 compared to the same periods in 2025. These variations primarily reflect the timing of scheduled kiln maintenance under our annual production plan—which took place in 2Q26 this year versus 3Q25 last year—with year-to-date volumes expected to normalize by year-end.

Total clinker production volume increased 16.1% in 3Q26 compared to the corresponding period of 2025, mainly due to the increased cement demand. During 9M26, total clinker production decreased 2.4%, compared to 9M25, reflecting the timing of production under our annual production plan, which is designed to maximize kiln operating efficiency throughout the year.

5

INSTALLED CAPACITY:

Installed Clinker and Cement Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.8 million MT, 990,000 MT and 289,080 MT, respectively.

UTILIZATION RATE1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Cement	66.2%	66.8%	-0.6 pp.	64.9%	61.0%	3.9 pp.
Clinker	85.1%	80.8%	4.3 pp.	69.2%	65.4%	3.8 pp.

Cement production utilization rate at the Pacasmayo Plant decreased by 0.6 percentage points, mainly due to the above-mentioned redistribution in production. However, during 9M26, cement production utilization rate increased 3.9 percentage points compared to 9M25, in line with the increased cement demand during this period.

Clinker production utilization rate increased by 4.3 and 3.8 percentage points in 3Q26 and 9M26, compared to 3Q25 and 9M25 respectively, mainly due to the increased cement demand.

Rioja Plant Utilization Rate

	Utilization Rate
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Cement	88.2%	83.9%	4.3 pp.	80.7%	74.5%	6.2 pp.
Clinker	91.9%	90.5%	1.4 pp.	89.7%	82.9%	6.8 pp.

Driven by higher cement demand in its area of influence, the Rioja Plant recorded year-over-year increases in both cement and clinker utilization rates. The cement utilization rate reached 88.2% in 3Q26 and 80.7% in 9M26, representing increases of 4.3 and 6.2 percentage points compared to 3Q25 and 9M25, respectively. The clinker utilization rate reached 91.9% in 3Q26 and 89.7% in 9M26, up 1.4 and 6.8 percentage points, respectively, reflecting higher clinker production to support increased cement demand.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

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Piura Plant Utilization Rate

	Utilization Rate
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Cement	88.4%	59.3%	29.1 pp.	70.2%	53.8%	16.4 pp.
Clinker	100.0%	74.3%	25.7 pp.	68.8%	82.9%	-14.1 pp.

Driven by higher cement demand, the cement production utilization rate at the Piura Plant reached 88.4% in 3Q26 and 70.2% in 9M26, representing increases of 29.1 and 16.4 percentage points compared to 3Q25 and 9M25, respectively.

The clinker utilization rate at the Piura Plant increased 25.7 percentage points in 3Q26, compared to 3Q25, in line with the increased cement demand. In contrast, the clinker production utilization rate reached 68.8% in 9M26, decreasing by 14.1 percentage points, in line with our annual production plan, which is designed to maximize the operating efficiency of our kilns throughout the year.

Consolidated Utilization Rate

	Utilization Rate
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Cement	75.3%	65.9%	9.4 pp.	68.0%	59.9%	8.1 pp.
Clinker	92.5%	79.6%	12.9 pp.	71.0%	72.8%	-1.8 pp.

The consolidated cement production utilization rate reached 75.3% in 3Q26 and 68.0% in 9M26, representing increases of 9.4 and 8.1 percentage points compared to 3Q25 and 9M25, respectively, mainly driven by higher cement demand.

The consolidated clinker production utilization rate in 3Q26, increased 12.9 percentage points, compared to 3Q25, in line with the increased cement demand during this period. However, the consolidated clinker utilization rate reached 71.0% in 9M26, representing a decrease of 1.8 percentage points compared to 9M25, mainly reflecting the timing of clinker production under our annual production plan, which is designed to maximize the operating efficiency of our kilns.

7

FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Sales of goods	667.4	574.1	16.3%	1,781.9	1,557.3	14.4%
Gross Profit	299.4	223.9	33.7%	754.9	586.9	28.6%
Total operating expenses, net	-105.2	-102.6	2.5%	-284.6	-279.3	1.9%
Operating Profit	194.2	121.3	60.1%	470.3	307.6	52.9%
Total other expenses, net	-18.2	-14.9	22.1%	-61.2	-57.7	6.1%
Profit before income tax	176.0	106.4	65.4%	409.1	249.9	63.7%
Income tax expense	-54.6	-34.9	56.4%	-128.5	-77.9	65.0%
Profit for the period	121.4	71.5	69.8%	280.6	172.0	63.1%

Revenues increased by 16.3% in 3Q26 and 14.4% in 9M26 compared to 3Q25 and 9M25, respectively, mainly driven by higher sales volumes of bulk cement for the public and private segment. Gross profit increased by 33.7% in 3Q26 and 28.6% in 9M26 compared to the same periods of 2025, mainly due to improved selling prices. Profit for the period increased by 69.8% in 3Q26 and 63.1% in 9M26, mainly due to higher sales and operating profit.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precasts
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Sales of goods	648.4	562.1	15.4%	1,731.6	1,517.5	14.1%
Cost of Sales	-347.5	-335.8	3.5%	-970.8	-923.2	5.2%
Gross Profit	300.9	226.3	33.0%	760.8	594.3	28.0%
Gross Margin	46.4%	40.3%	6.1 pp.	43.9%	39.2%	4.7 pp.

Sales of cement, concrete and precast increased 15.4% in 3Q26 and 14.1% in 9M26, when compared to 3Q25 and 9M25 respectively, mainly due to increased sales of cement. Gross margin increased 6.1 percentage points in 3Q26 and 4.7 percentage points during 9M26, when compared to 3Q25 and 9M25 respectively, mainly due to operational efficiencies in cement production.

8

Sales: cement

(in millions of Soles S/)

Sales of cement represented 88.2% of cement, concrete and precast sales during 3Q26.

	Cement
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Sales of goods	571.6	471.4	21.3%	1,507.5	1,266.4	19.0%
Cost of Sales	-285.6	-245.0	16.6%	-784.5	-669.6	17.2%
Gross Profit	286.0	226.4	26.3%	723.0	596.8	21.1%
Gross Margin	50.0%	48.0%	2.0 pp.	48.0%	47.1%	0.9 pp.

Sales of cement increased 21.3% in 3Q26 compared to 3Q25 and 19.0% in 9M26 compared to 9M25, mainly driven by higher sales volumes for self construction and minor infrastructure works, as well as higher average price. Gross margin increased 2.0 and 0.9 percentage points in 3Q26 and in 9M26, respectively mainly due to improved cost structure, as a new energy contract lowered our average cost.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 10.1% of cement, concrete, and precast sales during 3Q26.

	Concrete, pavement and mortar
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Sales of goods	65.6	81.7	-19.7%	198.4	228.1	-13.0%
Cost of Sales	-52.6	-82.7	-36.4%	-163.9	-231.9	-29.3%
Gross Profit	13.0	-1.0	N/R	34.5	-3.8	N/R
Gross Margin	19.8%	-1.2%	21.0 pp.	17.4%	-1.7%	19.1 pp.

Sales of concrete, pavement and mortar decreased by 19.7% in 3Q26 and 13.0% in 9M26 compared to 3Q25 and 9M25, primarily due to reduced volumes following the finalization of deliveries for the Yanacocha, Motupe, and Piura airport projects. Despite lower sales volumes, gross margin expanded significantly by 21.0 percentage points in 3Q26 and 19.1 percentage points in 9M26. This notable expansion was driven by a disciplined commercial strategy focused on profitability, along with cost efficiencies following the completion of the Piura airport project.

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.7% of cement, concrete, and precast sales during 3Q26.

	Precast
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Sales of goods	11.3	9.1	23.1%	25.7	23.1	11.3%
Cost of Sales	-9.4	-8.1	16.0%	-22.5	-21.7	3.7%
Gross Profit	1.8	1.0	80.0%	3.2	1.4	N/R
Gross Margin	16.1%	11.0%	5.1 pp.	12.5%	6.1%	6.4 pp.

During 3Q26, precast sales increased by 23.1% compared to 3Q25 and by 11.3% in 9M26 compared to 9M25, mainly driven by stronger demand for concrete pavers for public and private projects, particularly in Piura, Trujillo and Chiclayo. Gross margin expanded by 5.1 and 6.4 percentage points in 3Q26 and 9M26, respectively, compared to the corresponding periods of the previous year, reflecting higher sales volumes and lower cost of sales per ton.

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Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Sales of goods	13.3	10.4	27.9%	31.7	32.7	-3.1%
Cost of Sales	-12.8	-10.2	25.5%	-31.0	-32.1	-3.4%
Gross Profit	0.5	0.2	N/R	0.7	0.6	16.7%
Gross Margin	3.8%	1.9%	1.9 pp.	2.2%	1.8%	0.4 pp.

During 3Q26, construction supplies sales increased 27.9% compared to 3Q25 mainly due to the higher sales volume and average price of steel bars. During 9M26, construction supplies sales decreased 3.1%. However, gross margin increased 1.9 percentage points in 3Q26 when compared to 3Q25 and 0.4 percentage points in 9M26 when compared to 9M25.

OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative Expenses
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Personnel expenses	42.3	44.6	-5.2%	117.8	125.3	-6.0%
Third-party services	20.9	21.3	-1.9%	62.9	60.9	3.3%
Board of Directors	0.5	1.3	-61.5%	2.5	4.2	-40.5%
Depreciation and amortization	3.8	3.9	-2.6%	10.9	11.9	-8.4%
Other	3.7	5.4	-31.5%	11.7	14.6	-19.9%
Total	71.2	76.5	-6.9%	205.8	216.9	-5.1%

Administrative expenses decreased 6.9% in 3Q26 and 5.1% in 9M26 compared to 3Q25 and 9M25 respectively, mainly due to lower personnel expenses, primarily reflecting a lower collective bargaining bonus than in 2025.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Personnel expenses	15.6	12.5	24.8%	42.7	35.9	18.9%
Advertising and promotion	4.4	4.6	-4.3%	16.5	13.8	19.6%
Third party services	4.4	4.6	-4.3%	11.8	11.9	-0.8%
Information technology related services	0.6	0.8	-25.0%	1.9	1.9	0.0%
Depreciation and amortization	1.8	1.4	28.6%	5.1	4.1	24.4%
Other	0.2	0.7	-71.4%	1.7	2.1	-19.0%
Total	27.0	24.6	9.8%	79.7	69.7	14.3%

Selling expenses increased by 9.8% in 3Q26 compared to 3Q25, mainly driven by higher personnel expenses and other compensation costs. In 9M26, selling expenses increased by 14.3% compared to 9M25, primarily reflecting the aforementioned increases, along with higher advertising and promotional expenses.

2	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	3Q26	3Q25	% Var.	9M26	9M25	% Var.
Net Income	121.4	71.5	69.8%	280.6	172.0	63.1%
+ Income tax expense	54.6	34.9	56.4%	128.5	77.9	65.0%
- Finance income	-2.6	-8.7	-70.1%	-3.7	-9.9	-62.6%
+ Financial expenses	20.9	23.6	-11.4%	64.0	69.4	-7.8%
+/- Net gain/and loss from exchange rate	-0.1	0.0	N/R	0.9	-1.8	N/R
+ Depreciation and amortization	38.9	39.3	-1.0%	115.5	117.9	-2.0%
Consolidated EBITDA	233.1	160.6	45.1%	585.8	425.5	37.7%

Consolidated EBITDA increased 45.1% in 3Q26 and 37.7% in 9M26 compared to the same periods in 2025, primarily driven by top-line growth fueled by stronger demand for bagged cement and bulk cement for minor infrastructure projects. On the operational side, cement production costs decreased due to lower electricity rates secured through a new long-term energy contract, combined with a lower clinker factor. Performance was further supported by concrete, pavement, and mortar operations, which captured cost savings following the completion of the Piura airport project alongside a disciplined commercial strategy focused on profitability.

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of September 30, 2026, the cash balance was S/387.7 million (US$ 113.1 million). This balance includes certificates of deposit in the amount of S/ 346.6 million (US$ 101.1 million), distributed as follows:

Certificate Deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
BBVA	S/ 160.0	4.00%	September 17, 2026	October 6, 2026
BBVA	S/ 5.7	4.00%	September 21, 2026	October 6, 2026
BBVA	S/ 23.5	4.00%	September 22, 2026	October 6, 2026
BCP	S/ 1.5	3.88%	September 22, 2026	October 6, 2026
BCP	S/ 9.5	3.87%	September 23, 2026	October 6, 2026
BBVA	S/ 1.5	4.00%	September 23, 2026	October 6, 2026
BBVA	S/ 41.0	4.00%	September 24, 2026	October 6, 2026
SCOTIABANK	S/ 3.5	3.95%	September 24, 2026	October 6, 2026
INTERBANK	S/ 2.0	3.90%	September 24, 2026	October 6, 2026
BBVA	S/ 3.5	4.00%	September 25, 2026	October 6, 2026
BBVA	S/ 29.5	4.00%	September 28, 2026	October 2, 2026
SCOTIABANK	S/ 1.2	3.85%	September 28, 2026	October 2, 2026
BBVA	S/ 18.5	3.90%	September 29, 2026	October 2, 2026
BBVA	S/ 13.5	3.90%	September 29, 2026	October 6, 2026
BCP	S/ 1.0	3.87%	September 29, 2026	October 2, 2026
BCP	S/ 11.0	3.85%	September 30, 2026	October 1, 2026
	S/ 326.4

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Certificates of deposits in American Dollars

Bank	Amount (USD)	Interest Rate	Initial Date	Maturity Date
BBVA	$1.00	3.05%	September 24, 2026	October 6, 2026
SCOTIABANK	$1.00	3.09%	September 24, 2026	October 6, 2026
BBVA	$2.50	3.05%	September 25, 2026	October 6, 2026
BBVA	$0.30	3.05%	September 28, 2026	October 2, 2026
BBVA	$0.60	3.05%	September 29, 2026	October 2, 2026
SCOTIABANK	$0.30	3.05%	September 30, 2026	October 1, 2026
BCP	$0.20	2.34%	September 30, 2026	October 1, 2026
	USD 5.9

The remaining balance of S/ 41.1 million (US$ 12 million) is held mainly in the Company’s bank accounts, of which US$ 7 million are denominated in US dollars and the balance in Soles.

DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Debt Schedule
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	571.6	486.4	124.0	155.0	1,337.0
Future interest payments	60.8	77.0	31.8	15.9	185.5
Total	632.4	563.4	155.8	170.9	1,522.5

As of September 30, 2026, the Company’s total outstanding debt, reached S/ 1,337 million (equivalent to US$ 389.0 million). This debt is mainly composed of two local bonds issued in January 2019 and the club deal obtained in 2022.

As of September 30, 2026, Net Debt/EBITDA ratio was 2.0 times.

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Capex

(in millions of Soles S/)

As of September 30, 2026 the Company invested S/ 42.9 million (US$ 12.5 million), allocated to the following projects:

Projects	9M26
Pacasmayo Plant Projects	21.1
Concrete and aggregates equipment	8.0
Rioja Plant Projects	2.1
Piura Plant Projects	11.4
Others	0.3
Total	42.9

ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. a member of the Holcim Group, is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With almost 70 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.429 per US$ 1.00, which was the buying exchange rate, reported as of September 30, 2026 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2026 (unaudited) and December 31,2025 (audited)

	As of Sep-26	As of Dec-25
	S/ (000)	S/ (000)
Cash and cash equivalents	387,705	53,571
Trade and other receivables,net	126,516	146,674
Income tax prepayments	91,536	24,857
Inventories	639,190	707,143
Prepayments	22,153	17,503
Total current assets	1,267,100	949,748
Trade and other receivables, net	38,980	28,450
Financial investments designated at fair value through other comprehensive income	998	163
Property, plant and equipment, net	1,937,922	2,005,714
Intangible assets, net	58,865	62,800
Goodwill	4,459	4,459
Deferred income tax assets	36,478	34,994
Right of use asset, net	12,951	16,988
Other assets	56	50
Total non-current assets	2,090,709	2,153,618
Total assets	3,357,809	3,103,366
Trade and other payables	338,907	283,907
Financial obligations	570,346	532,346
Lease liabilities	3,924	4,879
Income tax payable	3,552	3,784
Provisions	60,836	47,689
Total current liabilities	977,565	872,605
Financial obligations	763,530	879,809
Lease liabilities	8,745	11,350
Provisions	21,003	29,005
Deferred income tax liabilities	114,424	119,232
Total non-current liabilities	907,702	1,039,396
Total liabilities	1,885,267	1,912,001
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Investment shares held in Treasury	(121,258)	(121,258)
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive loss	(16,377)	(16,966)
Retained earnings	544,615	264,027
Total Equity	1,472,542	1,191,365
Total liabilities and equity	3,357,809	3,103,366

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CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

For the three and nine -month periods ended September 30, 2026 and 2025 (both unaudited)

	3Q26	3Q25	9M26	9M25
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	667,424	574,067	1,781,947	1,557,339
Cost of sales	(368,029)	(350,173)	(1,027,034)	(970,401)
Gross profit	299,395	223,894	754,913	586,938
Operating (expenses) income
Administrative expenses	(71,155)	(76,541)	(205,773)	(216,880)
Selling and distribution expenses	(27,016)	(24,586)	(79,669)	(69,711)
Other operating income (expense), net	(7,053)	(1,515)	811	7,268
Total operating expenses , net	(105,224)	(102,642)	(284,631)	(279,323)

Operating profit	194,171	121,252	470,282	307,615
Other income (expenses)
Finance income	2,571	8,728	3,697	9,896
Financial costs	(20,893)	(23,565)	(63,968)	(69,384)
(Loss) gain from exchange difference, net	140	(47)	(930)	1,816

Total other expenses, net	(18,182)	(14,884)	(61,201)	(57,672)
Profit before income tax	175,989	106,368	409,081	249,943
Income tax expense	(54,591)	(34,861)	(128,493)	(77,941)

Profit for the period	121,398	71,507	280,588	172,002

Earnings per share
Basic profit for the period attributable to holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	0.28	0.17	0.66	0.40

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended September 30, 2026 and 2025 (unaudited)

	Attributable to equity holders of the parent
	Capital	Investment Shares	Investments Shares held in Treasury	Additional paid-in capital	Legal reserve	Unrealized loss in financial instruments designated at fair value	Retained earnings	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,551)	285,345	1,213,098
Profit for the period	-	-	-	-	-	-	172,002	172,002
Other comprehensive income for the period, net of income tax	-	-	-	-	-	(304)	-	(304)
Total comprehensive income	-	-	-	-	-	(304)	172,002	171,698
Balance as of September 30, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,855)	457,347	1,384,796
Balance as of January 1, 2026	423,868	40,279	(121,258)	432,779	168,636	(16,966)	264,027	1,191,365
Profit for the period	-	-	-	-	-	-	280,588	280,588
Other comprehensive income for the period, net of income tax	-	-	-	-	-	589	-	589
Total comprehensive income	-	-	-	-	-	589	280,588	281,177
Balance as of September 30, 2026	423,868	40,279	(121,258)	432,779	168,636	(16,377)	544,615	1,472,542

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